SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Duff & Phelps Diversified Income Fund Inc.

Address of Principal Business Office:

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

Telephone Number: (312) 368-5510

Name and address of agent for service of process:

Nathan I. Partain, CFA

Duff & Phelps Diversified Income Fund Inc.

200 South Wacker Drive, Suite 500

Chicago, Illinois 60606

Copies

to:

William Renahan, Esq.	Lawrence R. Hamilton, Esq.
Virtus Investment Partners, Inc.	Mayer Brown LLP
1540 Broadway, 10th Floor	71 South Wacker Drive
New York, NY 10036	Chicago, Illinois 60606
(646) 376-5912	(312) 782-0600

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES ☒    NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 23rd day of August, 2012.

DUFF & PHELPS DIVERSIFIED INCOME FUND INC.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

Attest:	/s/ William Renahan
(Name) Vice President
(Title)